SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Mark Beckett

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	CUSIP number of the American Depositary Shares, each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Baring Private Equity Asia V Holding (12) Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,800,000[1]
	8	Shared voting power 0
	9	Sole dispositive power 11,800,000[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[2]
14	Type of reporting person (see instructions) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (12) Limited.
[2]	Based on 240,638,522 Ordinary Shares (as defined in Item 1) outstanding as of April 10, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person The Baring Asia Private Equity Fund V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) PN

[1]	Based on 240,638,522 Ordinary Shares (as defined in Item 1) outstanding as of April 10, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person The Baring Asia Private Equity Fund V Co-Investment L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) PN

[1]	Based on 240,638,522 Ordinary Shares (as defined in Item 1) outstanding as of April 10, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Baring Private Equity Asia GP V, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) PN

[1]	Based on 240,638,522 Ordinary Shares (as defined in Item 1) outstanding as of April 10, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Baring Private Equity Asia GP V Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) CO

[1]	Based on 240,638,522 Ordinary Shares (as defined in Item 1) outstanding as of April 10, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	Name of reporting person Jean Eric Salata
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,800,000
	9	Sole dispositive power 0
	10	Shared dispositive power 11,800,000
11	Aggregate amount beneficially owned by each reporting person 11,800,000 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.9%[1]
14	Type of reporting person (see instructions) IN

[1]	Based on 240,638,522 Ordinary Shares (as defined in Item 1) outstanding as of April 10, 2014.

This Amendment No. 4 (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on December 3, 2013 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 3, the “Schedule 13D”), with respect to Giant Interactive Group Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On June 6, 2014, concurrently with CDH SPV (as defined below) joining the Consortium as described in Item 4 below, CDH WM Giant Fund, L.P., a limited partnership organized and existing under the laws of the Cayman Islands and the 100% shareholder of CDH SPV (“CDH LP”), entered into an equity commitment letter (the “CDH Equity Commitment Letter”) with Holdco. Concurrently with the execution of the CDH Equity Commitment Letter, Baring LP and Hony LP each entered into an equity commitment letter with Holdco (the “Amended Equity Commitment Letters”) which replaced the Equity Commitment Letters previously provided by them in their entirety. Under the terms and subject to the conditions of the Amended Equity Commitment Letters and the CDH Equity Commitment Letter, Baring LP, Hony LP and CDH LP will provide equity financing in an aggregate amount of US$808.4 million to Holdco to consummate the Merger (the same aggregate amount of equity financing originally contemplated by the Equity Commitment Letters). The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Amended Equity Commitment Letters and the CDH Equity Commitment Letter, copies of which are filed as Exhibit 7.21 through Exhibit 7.23, respectively, and which are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

As contemplated by the Amended and Restated Equity Commitment Agreement, following the receipt of consents from the Issuer and the banks providing the debt financing for the Merger, CDH Journey Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CDH SPV”), executed an adherence agreement to the Consortium Agreement and joined the Consortium on June 6, 2014. References in the Schedule 13D to the “Consortium” from and after June 6, 2014 shall include CDH SPV.

Concurrently with CDH SPV joining the Consortium, (i) Mr. Shi, Vogel, Union Sky, Baring (12), Hony SPV, CDH SPV, Holdco, Parent and Merger Sub entered into an amended and restated interim investors agreement (the “Amended and Restated Interim Investors Agreement”) which amended and restated the Interim Investors Agreement in its entirety, (ii) CDH LP executed and delivered a limited guarantee (the “CDH Limited Guarantee”) in favor of the Issuer in substantially the same form as the Limited Guarantees, and (iii) Union Sky, Baring LP and Hony LP each executed and delivered a limited guarantee (the “Amended Limited Guarantees”) in favor of the Issuer which replaced the Limited Guarantees previously provided by them in their entirety.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Interim Investors Agreement, the Amended Limited Guarantees and the CDH Limited Guarantee, copies of which are filed as Exhibit 7.24 through Exhibit 7.28, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.21	Equity Commitment Letter by and between Baring LP and Holdco, dated June 6, 2014.

Exhibit 7.22	Equity Commitment Letter by and between Hony LP and Holdco, dated June 6, 2014.

Exhibit 7.23	Equity Commitment Letter by and between CDH LP and Holdco, dated June 6, 2014.

Exhibit 7.24	Amended and Restated Interim Investors Agreement by and among Mr. Shi, Vogel, Union Sky, Baring (12), Hony SPV, CDH SPV, Holdco, Parent and Merger Sub, dated June 6, 2014.

Exhibit 7.25	Limited Guarantee by Union Sky in favor of the Issuer, dated June 6, 2014.

Exhibit 7.26	Limited Guarantee by Baring LP in favor of the Issuer, dated June 6, 2014.

Exhibit 7.27	Limited Guarantee by Hony LP in favor of the Issuer, dated June 6, 2014.

Exhibit 7.28	Limited Guarantee by CDH LP in favor of the Issuer, dated June 6, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

Baring Private Equity Asia V Holding (12) Limited

By:	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P.
acting as its general partner

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited
acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata